Via Facsimile, U.S. Mail
  and EDGAR

September 27, 2005

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   NASTECH PHARMACEUTICAL COMPANY INC. (THE "COMPANY")
      AMENDMENT #1 TO FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004 (THE "FORM 10-K/A")
      FILED APRIL 29, 2005
      FILE NO. 000-13789

Dear Mr. Rosenberg:

We are in receipt of your September 14, 2005 letter of comment relating to the Form 10-K/A. Following are the Company's responses to questions raised therein:

1. QUESTION: PLEASE TELL US WHY IT WAS APPROPRIATE TO RECOGNIZE THE AMOUNT PAID TO SCHWARZ PHARMA UNDER THE ACQUISITION AGREEMENT AS AN ASSET AND HOW THAT COMPLIES WITH SFAS 142. IN SO DOING, PLEASE DESCRIBE THE RIGHTS, TITLE AND INTERESTS THAT WERE INITIALLY GRANTED TO SCHWARZ PHARMA UNDER THE LICENSE AND SUPPLY AGREEMENT AND THAT YOU LATER PURCHASED.

      RESPONSE: In September 2002, the Company purchased all of Schwarz Pharma's rights, title and interests under or by virtue of the July 15, 1997 License and Supply Agreement (the "1997 License Agreement") between the Company and Schwarz Pharma, Inc. (filed as Exhibit 10-J to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997). In determining the accounting for the transaction, the Company first identified what the Company had acquired and whether what had been acquired met the definition of an asset in Concept Statement 6. Paragraphs 25 and 26 of Concept Statement 6 read as follows:

      25. Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

      26. An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others' access to it, and (c) the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred.

        In this case, the assets acquired included the FDA approved New Drug Application (NDA) for the pharmaceutical product, Nascobal, which Schwarz was selling at the time of the acquisition. At the time of the acquisition it embodied a probable future benefit to Nastech to contribute to future net cash flow. Because the FDA controls interstate commerce of pharmaceuticals, the ownership of the NDA provided Nastech with the legal right to obtain the benefit of the sales of Nascobal and to also control others' access to the right to sell Nascobal. Finally, the purchase agreement was the transaction that gave rise to Nastech's rights in the NDA.

      As all of the characteristics above have been met, the Company then considered the assets acquired in the transaction and the appropriate accounting guidance. Given that the Company believed that the assets acquired were intangible (Assets (not including financial assets) that lack physical substance) in nature, the Company looked to paragraph 4 of SFAS 142 which states: "The initial recognition and measurement provisions of this Statement apply to intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination)."

      Under SFAS 142, the Company also considered whether there was any In-process R&D which would be expensed immediately in the statement of operations. Based on the Company's analysis of the assets acquired and their stage of development, the Company determined it was inappropriate to allocate any amounts to In-process R&D. In part, this analysis included the fact that the NDA for Nascobal had been earlier approved by the FDA and the product was in commerce under Schwarz' control, making further R&D for that product unnecessary.

      Therefore, based on the above analysis, the Company allocated the purchase price to the intangible assets and began amortization over the estimated useful life.

      Additionally, the Company's approach is supported by a subsequent accounting release, EITF 04-01, which describes the accounting for a preexisting relationship between the parties to a business combination. While not a business combination, Issue 3 of that consensus indicates "that the acquisition of a right that the acquirer had previously granted to the acquired entity to use the acquirer's recognized or unrecognized intangible assets (for example, rights to the acquirer's trade name under a franchise agreement or rights to the acquirer's technology under a technology licensing agreement, hereinafter referred to as a "reacquired right") should be included as part of the business combination." Issue 4 states that a reacquired right should be recognized as an intangible asset apart from goodwill.

      As requested, included below are the rights, title and interests that were initially granted to Schwarz Pharma, and those that were later purchased.

      Rights, title and interests that were initially granted to Schwarz Pharma were set forth in Section 2 of the 1997 License Agreement, as follows:

      2.1 Grant of Marketing and Sales Licenses. Nastech hereby grants to Schwarz an exclusive, even as to Nastech (except as set forth in Section 2.4), license under the following assets solely for the purpose of promoting, marketing, selling and distributing Nascobal in the Territory (such assets are referred to herein collectively as the "Licensed Assets"):

            (a) all of Nastech's rights under the approved New Drug Applications filed by Nastech with the FDA for Nascobal, and all subsequent submissions thereof (collectively, the "NDA"), which NDA is described in Schedule 2.1(a);

            (b) the Intellectual Property; and

            (c) the Marketing and Research Data.

      2.2 Grant of Technology Licenses. Nastech hereby grants to Schwarz an exclusive, even as to Nastech (except as set forth in Section 2.4 of this Agreement), license to the Patents and Technology solely for the purposes of promoting, marketing, selling and distributing Nascobal within the Territory, and, subject to Section 4.8, for the purposes of manufacturing and having manufactured Nascobal for sale within the Territory.

      2.3 Sublicenses. The licenses granted herein shall not be sublicensed by Schwarz without the prior written consent of Nastech, which consent shall not be unreasonably withheld.

      2.5   Marketing. Schwarz agrees to the marketing plan set forth on
            Schedule 2.5.

      2.6   Option. Nastech grants Schwarz the exclusive option (the "Option")
            (i) to license the Licensed Asset, the Patents and the Technology and (ii) to be supplied with its requirements for Nascobal Units by Nastech, in each case in any or all countries outside the Territory (other than England and Ireland) where Schwarz, in its sole discretion, determines it is commercially reasonably to pursue such licenses and supply arrangements, with the terms and conditions of such licenses and supply arrangements to be mutually agreed. The Option shall terminate on August 1, 1997.

      Rights, title and interests that the Company purchased were set forth in
Section 2.1 of the September 30, 2002 Asset Purchase Agreement (the "2002 Purchase Agreement") between the Company and Schwarz Pharma, Inc. (filed as
Exhibit 2.1 to the Company's Current Report on Form 8-K dated September 30,
2002) as follows:

      2.1 Purchased Assets. Upon the terms and subject to the conditions of this Agreement and in reliance on the representations and warranties contained herein, on the Closing Date, Seller shall grant, bargain, sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase, acquire, and accept from Seller, all of Seller's right, title and interest in, to and under the Purchased Assets. For purposes of this Agreement, "Purchased Assets" shall mean all the assets, properties and rights set forth or described in this Section
            2.1 (except in each case for the Excluded Assets), whether or not any of such assets, properties or rights have any value for accounting purposes or are carried or reflected on or specifically referred to in Seller's books or financial statements:

            (a) all rights of Seller arising under or by virtue of the License Agreement (previously defined as "the July 25, 1997 License and Supply Agreement");

            (b) any existing mailing lists, customer lists and sales reports related exclusively to the Business (previously defined as "the development, manufacture, marketing, sale and distribution of Nascobal in the Territory");

            (c) all Inventory; and

            (d) all advertising, marketing and promotional material of Seller that is related exclusively to the Business.


2. QUESTION: PLEASE TELL US WHY IT WAS APPROPRIATE TO ALLOCATE $5 MILLION TO DEFERRED REVENUE AND $5 MILLION TO (OR $20 PER SHARE) EQUITY. AS THE MARKET VALUE OF YOUR COMMON STOCK DURING THAT MONTH APPEARS TO HAVE BEEN SIGNIFICANTLY LESS THAN $20 PER SHARE, IT IS UNCLEAR HOW THAT ALLOCATION WAS APPROPRIATE. PLEASE ALSO CITE THE LITERATURE SUPPORTING YOUR ALLOCATION.

        RESPONSE: On February 1, 2002, the Company entered into a Collaboration and License Agreement (the "Pharmacia License Agreement") with Pharmacia & Upjohn Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 1, 2002), pursuant to which it received an upfront payment of $3 million (section 8.1) and an additional payment of $2 million (section 8.3a) for transfer of an FDA development application (called an "IND"). These payments were deferred to be amortized over the estimated development period. Sections 8.3 and 8.4 of the Pharmacia License Agreement provide for numerous other milestone payments. In addition, pursuant to the terms of section 8.2 of the Pharmacia License Agreement, the Company and Pharmacia agreed to enter into an Investment Agreement (the "Investment Agreement") dated as of February 1, 2002 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 1, 2002) pursuant to which, the Company agreed to sell and Pharmacia agreed to purchase 250,000 shares of the Company's common stock, par value $0.006 per share, at a per share price of $20.

      The Company commenced negotiations with Pharmacia in the fall of 2001. The stock sale transaction terms were negotiated separately from the upfront and milestone payments relating to all other terms of the Pharmacia License agreement. It was agreed by the parties that Pharmacia would purchase equity directly from the Company rather than purchase it in the open market and therefore negotiations of the price and other terms between the parties was a necessary part of the transaction. In addition, because Pharmacia was purchasing the Company's equity in a simultaneous partnering transaction and because this transaction would be the largest corporate partnership in the Company's almost 20-year history, the parties contemporaneous analysis was that a price of $20 per share would be an appropriate value for the Company's common stock at a point in time when this transaction was fully disclosed in the market.

        It was on the basis of the market price of Company's common stock during the mid-January period when contract terms were being negotiated in 2002 that the agreed upon price was determined. Market prices during the final negotiation period were as follows:

                    open          high         low        close/last     volume
      January 14   $18.40        $19.90       $18.15        $19.18       448,500
      January 15    19.26         19.64        18.54         19.29       138,700
      January 16    19.24         19.24        17.80         18.27       146,700

      The Company considered guidance in the literature surrounding capital transactions which generally would indicate that unless there is evidence to the contrary, proceeds from the issuance of common stock solely for cash are assumed to equal the fair value of the shares issued. The Company also noted that in FTB 85-6 regarding treasury stock, if stock is issued solely for cash but the proceeds are not consistent with the fair value of the stock (in this case, the premium paid by Pharmacia over the publicly traded market price), the entity should determine whether the transaction involves a stated or unstated right, privilege, or obligation for which there should be separate accounting. After analyzing the nature of the transaction, the facts around the negotiations with Pharmacia and after considering the accounting by other biotechnology firms with similar transactions, the Company believes that the substance of the transaction appropriately accounted for the issuance of equity at the agreed upon price of $20.

      Negotiations from November 2001 forward through contract execution on February 1, 2002 had fixed the price at $20 (which approximated the Company's trading price in mid-January 2002 when the deal was in final stages of negotiations.) The transaction had always considered that Pharmacia would put in $5,000,000 of equity, and the Company had initially identified the maximum number of shares at 325,000 ($15.38 per share). Given the upward movement in the Company's stock price in the late fall of 2001 and through mid-January
2002, and the parties' belief in potential positive aspects of an announcement of this size, the $20 price was agreed upon.

      When the negotiations had concluded and were approved by each party on February 1, 2002, the $20 price represented a $2.91 or 17% premium over the closing price of Nastech common stock on January 31, 2002. As noted above, the pricing was negotiated with consideration of a variety of factors in mind, including the positive impact that may result from the transaction. The note disclosures in the Company's financial statements include March 2002 dating since the $5 million cash payment was received on March 18, 2002 after completion of customary FTC Hart-Scott-Rodino reviews, which was the date when the Company recorded the equity transaction.

      The only other rights, privileges and obligations as part of this transaction related to the Company's licensing transaction with Pharmacia. The Company did not believe that it was appropriate to ascribe additional dollars to revenue when they were not related to the earnings process. The Company firmly believed that this would inappropriately overstate revenues, and would not have followed the substance of the transaction as it had been negotiated from the fall of 2002.

   In accordance with the comment letter request, the Company acknowledges that:

   - The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings under the Securities Exchange Act of 1934;

   - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   If you have questions regarding the Company's responses, please do not hesitate to contact me at (425) 908-3614 or Bruce York at (425) 908-3698.

Sincerely,

/s/ Philip C. Ranker
--------------------
Philip C. Ranker
Vice President Finance and Interim Chief Financial Officer

/s/ Bruce R. York
-----------------
Bruce R. York
Controller and Interim Chief Accounting Officer